Exhibit 2.12

DESCRIPTION OF SECURITIES REGISTERED PURSUANT
TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
QIAGEN N.V. (the “Company,” “we,” “us” or “our”) has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): our common shares, par value EUR 0.01 per share (“Common Shares”).
DESCRIPTION OF SHARE CAPITAL
The following description does not purport to be complete and is qualified in its entirety by QIAGEN’s full articles of association, or Articles. A copy of our Articles has been filed with the Securities and Exchange Commission as an exhibit to our Annual Report on Form 20-F of which this Exhibit is a part.
Managing Directors
QIAGEN is managed by a Managing Board consisting of one or more managing directors under the supervision of the Supervisory Board. In managing QIAGEN, the managing directors must take into account our interests and our business and the interests of all stakeholders (which includes but is not limited to our shareholders). Managing directors are appointed by the general meeting of shareholders, or General Meeting, upon the joint meeting of the Supervisory Board and the Managing Board, or Joint Meeting, having made a binding nomination for each vacancy. However, the General Meeting may at all times overrule the binding nature of such a nomination by a resolution adopted by at least a two-thirds majority of the votes cast, if such majority represents more than half the issued share capital. Under our Articles, the General Meeting may suspend or dismiss a managing director at any time. The Supervisory Board shall also at all times be entitled to suspend (but not to dismiss) a managing director. Our Articles provide that the Supervisory Board may adopt management rules governing the internal organization of the Managing Board.
Furthermore, the Supervisory Board shall determine the salary, the bonus, if any, and the other compensation terms and conditions of employment of the managing directors within the scope of our remuneration policy. The remuneration policy of the Managing Board was adopted in our annual General Meeting on June 24, 2014.
Under Dutch law, in the event that there is a conflict of interest between a Managing Director and us and our business on a certain matter, that Managing Director shall not participate in the discussions and voting on that matter. If all our Managing Directors have a conflict of interest, such resolution shall be adopted by the Supervisory Board. If all Supervisory Directors have a conflict of interest as well, the General Meeting will be authorized to resolve on such matter. According to the Dutch Code, any conflict of interest or apparent conflict of interest between the company and Managing Directors should be prevented. To avoid conflicts of interest, adequate measures should be taken. Under the Dutch Code, the Supervisory Board is responsible for the decision-making on dealing with conflicts of interest regarding Managing Directors, Supervisory Directors and majority shareholders in relation to us. A Managing Director should report any potential conflict of interest in a transaction that is of material significance to the Company and/or to such Managing Director to the Chairman of the Supervisory Board and to the other members of the Managing Board without delay. The Supervisory Board should decide, outside the presence of the Managing director, whether there is a conflict of interest.
Supervisory Directors
The Supervisory Board is responsible for supervising the policy pursued by the Managing Board and our general course of affairs. The supervisory directors are required to serve our interests and our business and the interest of all stakeholders (which includes but is not limited to our shareholders) in fulfilling their duties. The Supervisory Board consists of such number of members as the Joint Meeting may from time to time determine, with a minimum of three members. The supervisory directors are appointed by the General Meeting upon the Joint Meeting having made a binding nomination for each vacancy. If during a financial year a vacancy occurs in the Supervisory Board, the Supervisory Board may appoint a supervisory director who will cease to hold office at the next annual General Meeting, with due understanding that in such case the Supervisory Board can appoint a maximum of one/third of the total supervisory directors.
Under our Articles, the General Meeting determines the compensation of the members of the Supervisory Board upon the (non-binding) recommendation of the compensation committee. In accordance with Dutch legislation that entered into force on 1 December 2019, the Company will propose to the 2020 Annual General Meeting to adopt a remuneration policy for the Supervisory Directors. Upon the adoption of such remuneration policy, the remuneration of Supervisory Directors shall be determined by the General Meeting upon the proposal of the Compensation Committee with due observance of such remuneration policy.
Under our Articles, the General Meeting may suspend or dismiss a supervisory director at any time.
Authorized Share Capital
Our Articles provide for three classes of shares. Our shares consist of Common Shares, financing preference shares and preference shares. No financing preference shares or preference shares have been issued as of December 31, 2019.
The following table sets forth the Company’s authorized share capital.
The authorized capital of the Company amounts to EUR 9,000,000 divided into:

	Nominal value per share	Number of shares authorized
Common Shares	€0.01	410,000,000
Financing preference shares	€0.01	40,000,000
Preference shares	€0.01	450,000,000
Issued Share Capital
As of December 31, 2019, 227,752,280 Common Shares were issued and outstanding, all of which are fully paid up.
Authority to Issue Common Shares
The Supervisory Board has the power to resolve upon the issue of shares and to determine the price and further terms and conditions of such share issue, if and in so far as the Supervisory Board has been designated by the General Meeting as the authorized corporate body (orgaan) for this purpose. A designation as referred to above shall only be valid for a specific period of no more than five years and may from time to time be extended with a period of no more than five years.

Pre-emptive Rights

Under our Articles, existing holders of Common Shares will have pre-emptive rights in respect of future issuances of Common Shares in proportion to the number of Common Shares held by them, unless limited or excluded as described below. Holders of Common Shares shall not have pre-emptive rights in respect of future issuances of financing preference shares or preference shares. Holders of financing preference shares and preference shares shall not have pre-emptive rights in respect of any future issuances of share capital. Pre-emptive rights do not apply with respect to shares issued against contributions other than in cash or shares issued to our employees or to employees of our group companies. Under our Articles, the Supervisory Board has the power to limit or exclude any pre-emptive rights to which shareholders may be entitled, provided that it has been authorized by the General Meeting to do so. The authority of the Supervisory Board to limit or exclude pre-emptive rights can only be exercised if at that time its authority to issue shares is in full force and effect. The authority to limit or exclude pre-emptive rights may be extended in the same manner as the authority to issue shares. If there is no designation of the Supervisory Board to limit or exclude pre-emptive rights in force, the General Meeting shall have authority to limit or exclude such pre-emptive rights, but only upon the proposal of the Supervisory Board.
Resolutions of the General Meeting (i) to limit or exclude pre-emptive rights or (ii) to designate the Supervisory Board as the corporate body that has authority to limit or exclude pre-emptive rights, require a majority of at least two-thirds of the votes cast in a General Meeting if less than 50% of the issued share capital is present or represented. For these purposes, issuances of shares include the granting of rights to subscribe for shares, such as options and warrants, but not the issue of shares upon exercise of such rights.
On June 17, 2019, the General Meeting resolved to authorize the Supervisory Board, until December 17, 2020 to issue a number of Common Shares and financing preference shares and grant rights to subscribe for such shares, the aggregate par value of which shall be equal to the aggregate par value of fifty percent (50%) of shares issued and outstanding in the capital of the Company as at December 31, 2018.
The General Meeting further resolved to authorize the Supervisory Board, until December 17, 2020 to restrict or exclude the pre-emptive rights with respect to issuing Common Shares or granting subscription rights, the aggregate par value of such shares or subscription rights shall be up to a maximum of ten percent (10%) of the aggregate par value of all shares issued and outstanding in the capital of the Company as at December 31, 2018.
The General Meeting further resolved to authorize the Supervisory Board, until December 17, 2020 to solely for the purpose of strategic transactions such as mergers, acquisitions or strategic alliances, to restrict or exclude the pre-emptive rights with respect to issuing additional Common Shares or granting subscription rights, the aggregate par value of such shares or subscription rights shall be up to a maximum of ten percent (10%) of the aggregate par value of all shares issued and outstanding in the capital of the Company as of December 31, 2018.
Common Shares
Common Shares are issued in registered form only. Until January 24, 2017, Common Shares were available either without issue of a share certificate, or Type I shares, or with issue of a share certificate, or Type II shares, in either case in the form of an entry in the share register. At the discretion of the Supervisory Board, Type I shares may be issued and the holders of such Type I shares will be registered in either our shareholders register with American Stock Transfer & Trust Company, or New York Transfer Agent, our transfer agent and registrar in New York, or our shareholder register with TMF FundServices B.V., Westblaak 89, NL-3012 KG Rotterdam, The Netherlands. The Type II shares were registered with our New York Transfer Agent.

The transfer of registered shares requires that we issue a written instrument of transfer and the written acknowledgment of such transfer by us or the New York Transfer Agent (in our name). Until

January 24, 2017 the corresponding share certificates of Type II Shares had to be delivered to us or to the New York Transfer Agent (in our name). Acknowledgement of the transfer of Type II shares took place by us or the New York Transfer Agent (in our name) by endorsement on the share certificate or by issuance of a new share certificate to the transferee, at the discretion of the Managing Board.

General Meetings, Voting Rights and Other Shareholder Rights
The annual General Meeting is required to be held within six months after the end of each financial year for the purpose of, among other things, adopting the annual accounts and filling of any vacancies on the Managing and Supervisory Boards.
Extraordinary General Meetings are held as often as deemed necessary by the Managing Board or Supervisory Board, or upon the request of one or more shareholders and other persons entitled to attend meetings jointly representing at least 40% of our issued share capital or by one or more shareholders jointly representing at least 10% of our issued share capital as provided for and in accordance with the laws of The Netherlands.
General Meetings are held in Amsterdam, Haarlemmermeer (Schiphol Airport), Arnhem, Maastricht, Rotterdam, Venlo or The Hague. The notice convening a General Meeting must be given in such manner as shall be authorized by law including but not limited to an announcement published by electronic means no later than the forty-second day prior to day of the general meeting. The notice will contain the agenda for the meeting or state that the agenda can be obtained at our offices.
The agenda shall contain such subjects to be considered at the General Meeting, as the persons convening or requesting the meeting shall decide. Under Dutch law, holders of shares representing solely or jointly at least three hundredth part of the issued share capital may request QIAGEN not later than on the sixtieth day prior to the day of the General Meeting, to include certain subjects on the notice convening a meeting. No valid resolutions can be adopted at a General Meeting in respect of subjects which are not mentioned in the agenda.
Dutch corporate law sets a mandatory (participation and voting) record date for Dutch listed companies fixed at the twenty-eighth day prior to the day of the shareholders’ meeting. Shareholders registered at such record date are entitled to attend and exercise their rights as shareholders at the General Meeting, regardless of a sale of shares after the record date.
General Meetings are presided over by the Chairman of the Supervisory Board or, in his absence, by any person nominated by the Supervisory Board.
At the General Meeting, each share shall confer the right to cast one vote, unless otherwise provided by law or our Articles. No votes may be cast in respect of shares that we or our subsidiaries hold, or by usufructuaries and pledgees. All shareholders and other persons entitled to vote at General Meetings are entitled to attend General Meetings, to address the meeting and to vote. They must notify the Managing Board in writing of their intention to be present or represented not later than on the third day prior to the day of the meeting, unless the Managing Board permits notification within a shorter period of time prior to any such meeting. Subject to certain exceptions, resolutions may be passed by a simple majority of the votes cast.
Except for resolutions to be adopted by the meeting of holders of Preference Shares, our Articles do not allow the adoption of shareholders resolutions by written consent (or otherwise without holding a meeting).
A resolution of the General Meeting to amend our Articles, dissolve QIAGEN, issue shares or grant rights to subscribe for shares or limit or exclude any pre-emptive rights to which shareholders shall be entitled is valid only if proposed to the General Meeting by the Supervisory Board.

A resolution of the General Meeting to amend our Articles is further only valid if the complete proposal has been made available for inspection by the shareholders and the other persons entitled to attend General Meetings at our offices as from the day of notice convening such meeting until the end of the meeting. A resolution to amend our Articles to change the rights attached to the shares of a specific class requires the approval of the relevant class meeting.
Resolutions of the General Meeting in a meeting that has not been convened by the Managing Board and/or the Supervisory Board, or resolutions included on the agenda for the meeting at the request of shareholders, will be valid only if adopted with a majority of two-thirds of votes cast representing more than half the issued share capital, unless our Articles require a greater majority or quorum.
A resolution of the General Meeting to approve a legal merger or the sale of all or substantially all of our assets is valid only if adopted by a vote of at least two-thirds of the issued share capital, unless proposed by the Supervisory Board, in which case a simple majority of the votes cast shall be sufficient.
A shareholder shall upon request be provided, free of charge, with written evidence of the contents of the share register with regard to the shares registered in its name. Furthermore, any shareholder shall, upon written request, have the right, during normal business hours, to inspect our share register and a list of our shareholders and their addresses and shareholdings, and to make copies or extracts therefrom. Such request must be directed to our Managing Directors at our registered office in The Netherlands or at our principal place of business. Financial records and other company documents (other than those made public) are not available in this manner for shareholder review, but an extract of the minutes of the General Meeting shall be made available.
According to Dutch law and our Articles, certain resolutions of the Managing Board regarding a significant change in the identity or nature of us or our enterprise are subject to the approval of the General Meeting. The following resolutions of the Managing Board require the approval of the General Meeting in any event:
(i)    the transfer of our enterprise or practically our entire enterprise to a third party;
(ii)    the entry into or termination of a long-term cooperation by us or one of our subsidiaries (dochtermaatschappijen) with another legal person or partnership or as a fully liable general partner of a limited partnership or a general partnership, if such cooperation or termination is of a far-reaching significance for us; and
(iii)    the acquisition or divestment by us or one of our subsidiaries (dochtermaatschappijen) of a participating interest in the capital of a company with a value of at least one-third of the sum of our assets according to our consolidated balance sheet and explanatory notes in our last adopted annual accounts.
Dividends and Other Distributions
Subject to certain exceptions, dividends may only be paid out of profits as shown in our annual financial statements as adopted by the General Meeting. Distributions may not be made if the distribution would reduce shareholders’ equity below the sum of the paid-up capital and any reserves required by Dutch law or our Articles.
Out of profits, dividends must first be paid on any outstanding Preference Shares (the Preference Share Dividend) in a percentage (the Preference Share Dividend Percentage) of the obligatory call amount paid up on such shares at the beginning of the financial year in respect of which the distribution is made. The Preference Share Dividend Percentage is equal to the average main refinancing rates during the financial year for which the distribution is made. Average main refinancing rate shall be understood to mean the average value on each individual day during the financial year for which the distribution is made of the main refinancing rates prevailing on such day. The main refinancing rate shall be understood to mean the rate of the Main Refinancing Operation as determined and published from time to time by the

European Central Bank. If and to the extent that profits are not sufficient to pay the Preference Share Dividend in full, the deficit shall be paid out of the reserves, with the exception of any reserve, which was formed as share premium reserve upon the issue of Financing Preference Shares. If in any financial year the profit is not sufficient to make the distributions referred to above and if no distribution or only a partial distribution is made from the reserves referred to above, such that the deficit is not fully made good, no further distributions will be made as described below until the deficit has been made good.
Out of profits remaining after payment of any dividends on Preference Shares, the Supervisory Board shall determine such amounts as shall be kept in reserve as determined by the Supervisory Board. Out of any remaining profits not allocated to reserve, a dividend (the Financing Preference Share Dividend) shall be paid on the Financing Preference Shares equal to a percentage (the Financing Preference Share Dividend Percentage) over the nominal value of the Financing Preference Shares, increased by the amount of share premium that was paid upon the first issue of Financing Preference Shares. The Financing Preference Shares Dividend Percentage which percentage is related to a fixed average effective yield on the prime interest rate on corporate loans in the United States as quoted in the Wall Street Journal as set forth in article 40.4 of our Articles. If and to the extent that the profits are not sufficient to pay the Financing Preference Share Dividend in full, the deficit may be paid out of the reserves if the Managing Board so decides with the approval of the Supervisory Board, with the exception of the reserve which was formed as share premium upon the issue of Financing Preference Shares.
Insofar as the profits have not been distributed or allocated to reserves as specified above, the General Meeting may act to allocate such profits, provided that no further dividends will be distributed on the Preference Shares or the Financing Preference Shares.
The General Meeting may resolve, on the proposal of the Supervisory Board, to distribute dividends or reserves, wholly or partially, in the form of QIAGEN shares.
Distributions as described above are payable as from a date to be determined by the Supervisory Board. Distributions will be made payable at an address or addresses in The Netherlands to be determined by the Supervisory Board, as well as at least one address in each country where the shares are listed or quoted for trading. The Supervisory Board may determine the method of payment of cash distributions. Distributions in cash that have not been collected within five years and two days after they have become due and payable shall revert to QIAGEN.
Dutch law provides that the declaration of dividends out of the profits that are at the free disposal of the General Meeting is the exclusive right of the General Meeting. This is different from the corporate law of most jurisdictions in the United States, which permit a corporation’s board of directors to declare dividends.

Capital Reduction
Subject to the provisions of Dutch law and our Articles, the General Meeting may, upon the proposal of the Supervisory Board, resolve to reduce the issued share capital by (i) canceling shares or (ii) reducing the nominal value of shares through an amendment of our Articles. Cancellation with repayment of shares or partial repayment on shares or release from the obligation to pay up may also be made or given exclusively with respect to Common Shares, financing preference shares or preference shares.
Dissolution and Liquidation
The General Meeting may resolve to dissolve QIAGEN. If QIAGEN is dissolved, the liquidation shall be carried out by the person designated for that purpose by the General Meeting, under the supervision of the Supervisory Board. The General Meeting shall upon the proposal of the Supervisory Board determine the remuneration payable to the liquidators and to the person responsible for supervising the liquidation.

During the liquidation process, the provisions of our Articles will remain applicable to the extent possible.
In the event of our dissolution and liquidation, the assets remaining after payment of all debts and liquidation expenses will be distributed among registered holders of Common Shares in proportion to the nominal value of their Common Shares, subject to liquidation preference rights of holders of preference shares and financing preference shares, if any.
No Derivative Actions; Right to Request Independent Inquiry
Dutch law does not afford shareholders the right to institute actions on behalf of us or in our interest. Shareholders holding at least one-tenth of our issued capital, or EUR 225,000, in nominal value of our shares may inform the Managing Board and the Supervisory Board of their objections as to our policy or the course of our affairs and, within a reasonable time thereafter, may request the Enterprises Division of the Court of Appeal in Amsterdam to order an inquiry into the policy and the course of our affairs by independent investigators. If such an inquiry is ordered and the investigators conclude that there has been mismanagement, the shareholders can request the Division to order certain measures such as a suspension or annulment of resolutions.
Limitations in our Articles on Rights to Own Securities
Other than with respect to usufructuaries and pledgees who have no voting rights, our Articles do not impose limitations on rights to own our securities.
Ownership Threshold Requiring Disclosure
Our Articles do not provide an ownership threshold above which ownership must be disclosed. However there are statutory requirements to disclose share ownership above certain thresholds under United States and Dutch law. See “Shareholding Disclosure Obligations under Dutch Law” below.

Exchange Controls
There are currently no limitations either under the laws of the Netherlands or in our Articles on the rights of shareholders from outside the Netherlands to hold or vote our Common Shares. Under current foreign exchange regulations in the Netherlands, there are no material limitations on the amount of cash payments that we may remit to residents of foreign countries.
Restrictions on Foreign Ownership
There are no restrictions on the foreign ownership of our shares under Dutch law or the Articles.

Obligations of Shareholders to Make a Mandatory Public Offer under Dutch Law
Dutch law requires any shareholder who individually or together with persons with whom he or she acts in concert, directly or indirectly obtains control of QIAGEN, to make a public offer for all issued and outstanding shares in our share capital. “Control” (overwegende zeggenschap) is defined as the ability to exercise at least 30% of the votes in the General Meeting. In the event control is acquired either a mandatory offer must be launched or within 30 days the relevant stake must be decreased below the 30% voting rights threshold, provided no voting rights have been exercised during this period and the shares are not sold to a controlling shareholder. The Enterprise Chamber may extend this period by an additional 60 days. There are certain exemptions to the duty to make a mandatory offer. The mandatory offer obligation does not apply, for instance, to an independent legal person (such as the Foundation) which after the announcement of a public offer obtains protective shares (beschermingsaandelen), such as our preference shares, for a period of, at the maximum, two years. The Enterprise Chamber may also, at our request, determine that such a shareholder is not required to make a mandatory offer when our financial condition and the business related to it gives rise thereto.

As for the rules governing a public offer for our Common Shares, since our Common Shares are not admitted to trading on a regulated market in the Netherlands, but admitted to trading on the regulated market (Regulierter Markt) (Prime Standard sub-sector) of the Frankfurt Stock Exchange, any public offer for shares in our capital is partly governed by German law and partly by Dutch law: German law applies to matters relating to the bid procedure, the consideration offered and the contents of the offer document, whereas Dutch law applies to matters relating to the information to be provided to our employees and matters relating to company law, in particular the percentage of voting rights which confers control and any derogation from the obligation to launch the public offer, as well as the conditions under which the Managing Board may undertake any action which might result in the frustration of the bid.
Squeeze Out Procedures under Dutch law
Pursuant to Section 2:92a of the Dutch Civil Code, a shareholder who for his or her own account contributes at least 95.0% of our issued capital may institute proceedings against our minority shareholders jointly for the transfer of their shares to him or her. The proceedings are held before the Enterprise Chamber and can be instituted by means of a writ of summons served upon each of the minority shareholders in accordance with the provisions of the Dutch Code of Civil Procedure (Wetboek van Burgerlijke Rechtsvordering). The Enterprise Chamber may grant the claim for squeeze out in relation to all minority shareholders and will determine the price to be paid for the shares, if necessary after appointment of one or three experts who will offer an opinion to the Enterprise Chamber on the value to be paid for the shares of the minority shareholders. Once the order to transfer becomes final before the Enterprise Chamber, the person acquiring the shares shall give written notice of the date and place of payment and the price to the holders of the shares to be acquired whose addresses are known to him or her. Unless the addresses of all of them are known to him or her, he or she shall also publish the same in a daily newspaper with a national circulation.
The offeror under a public offer is also entitled to start a squeeze out procedure if, following the public offer, the offeror contributes at least 95.0% of the share capital and represents at least 95.0% of the total voting rights. The claim for a takeover squeeze out needs to be filed with the Enterprise Chamber within three months following the expiry of the acceptance period of the offer. The Enterprise Chamber may grant the claim for squeeze out in relation to all minority shareholders and will determine the price to be paid for the shares, if necessary after appointment of one or three experts who will offer an opinion to the Enterprise Chamber on the value to be paid for the shares of the minority shareholders. In principle, the offer price is considered reasonable as long as 90.0% or more of the shares have been acquired. Dutch law also entitles those minority shareholders that have not previously tendered their shares under a public offer to transfer their shares to the offeror, provided that the offeror has acquired at least 95.0% of the share capital and represents at least 95.0% of the total voting rights. In regard to price, the same procedure as for takeover squeeze out proceedings initiated by an offeror applies. The claim also needs to be filed with the Enterprise Chamber within three months following the expiry of the acceptance period of the offer.
Shareholding Disclosure Obligations under Dutch Law
Certain holders of our shares are subject to notification obligations under the FMSA. Shareholders are advised to seek professional advice on these obligations.
Shareholders
Holders of our shares or rights to acquire shares (which include options and convertible bonds - see also below) may be subject to notification obligations under the Dutch Financial Markets Supervision Act (FMSA).
Pursuant to the FMSA, any person who, directly or indirectly, acquires or disposes of an interest (including a potential interest, such as options and convertible bonds) in our issued share capital or voting rights must notify the Netherlands Authority for the Financial Markets (AFM) without delay, if as a result of such acquisition or disposal, the percentage of capital interest or voting rights held by such person in QIAGEN reaches, exceeds or falls below any of the following thresholds: 3%, 5%, 10%, 15%, 20%, 25%, 30%, 40%, 50%, 60%, 75% and 95%. The notifications should be made electronically through the notification system of the AFM.
A notification requirement also applies if a person's capital interest or voting rights reaches, exceeds or falls below the above-mentioned thresholds as a result of a change in our total issued share capital or voting rights. Such notification has to be made no later than the fourth trading day after the AFM has published our notification as described below.
Under the FMSA, we are required to notify the AFM without delay of the changes to our total issued share capital or voting rights if our issued share capital or voting rights changes by 1% or more since our previous notification. We must furthermore quarterly notify the AFM within eight days after the end of the relevant quarter, in the event our issued share capital or voting rights changed by less than 1% in that relevant quarter since our previous notification.
Furthermore, each person who is or ought to be aware that, as a result of the exchange of certain financial instruments, such as options for shares, his actual capital or voting interest in QIAGEN, reaches, exceeds or falls below any of the following thresholds: 3%, 5%, 10%, 15%, 20%, 25%, 30%, 40%, 50%, 60%, 75% and 95%, vis-à-vis his most recent notification to the AFM, must give notice to the AFM no later than the fourth trading day after he became or ought to be aware of this change.
Controlled entities, within the meaning of the FMSA, do not have notification obligations under the FMSA, as their direct and indirect interests are attributed to their (ultimate) parent. Any person may qualify as a parent for purposes of the FMSA, including an individual. A person who has a 3% or larger interest in our share capital or voting rights and who ceases to be a controlled entity for these purposes must notify the AFM without delay. As of the date of that notification, all notification obligations under the FMSA will become applicable to that entity.
For the purpose of calculating the percentage of capital interest or voting rights, the following interests must, inter alia, be taken into account: (i) our shares or voting rights on our shares directly held (or acquired or disposed of) by a person, (ii) our shares or voting rights on our shares held (or acquired or disposed of) by such person's controlled entity or by a third party for such person's account or by a third party with whom such person has concluded an oral or written voting agreement (including a discretionary power of attorney), and (iii) our shares or voting rights on our shares which such person, or any subsidiary or third party referred to above, may acquire pursuant to any option or other right held by such person (or acquired or disposed of, including, but not limited to, on the basis of convertible bonds). Special rules apply with respect to the attribution of our shares or voting rights on our shares which are part of the property of a partnership or other community of property. A holder of a pledge or right of usufruct (vruchtgebruik) in respect of our shares can also be subject to the notification obligations of the FMSA, if such person has, or can acquire, the right to vote on our shares or, in the case of depository receipts, our underlying shares. The acquisition of (conditional) voting rights by a pledgee or usufructuary may also trigger the notification obligations as if the pledgee or beneficial owner were the legal holder of our shares or voting rights on our shares. A holding in certain cash settled derivatives (such as cash settled call options and total equity return swaps) referencing to our shares should also be taken into account for the purpose of calculating the percentage of capital interest.
Gross short positions in our shares must also be notified to the AFM. For these gross short positions, the same thresholds apply as for notifying an actual or potential interest in our issued share capital and/or voting rights as referred to above, and without any set-off against long positions.

In addition, pursuant to Regulation (EU) No 236/2012, each person holding a net short position amounting to 0.2% of our issued share capital is required to report such position to the AFM. Each subsequent increase of this position by 0.1% above 0.2% will also need to be reported. Each net short position equal to 0.5% of our issued share capital and any subsequent increase of that position by 0.1% will be made public via the AFM short selling register. To calculate whether a natural person or legal person has a net short position, their short positions and long positions must be set-off. A short transaction in a share can only be contracted if a reasonable case can be made that the shares sold can actually be delivered, which requires confirmation of a third party that the shares have been located.
The AFM does not issue separate public announcements of the above notifications. However, it does keep a public register of all notifications made pursuant to the above disclosure obligations under the FMSA on its website www.afm.nl. Third parties can request to be notified automatically by e-mail of changes to the public register in relation to a particular company’s shares or a particular notifying party.
Non-compliance with the notification obligations under the FMSA may lead to criminal fines, administrative fines, imprisonment or other sanctions. In addition, non-compliance with the shareholding disclosure obligations under the FMSA may lead to civil sanctions, including suspension of the voting rights relating to our shares held by the offender for a period of not more than three years and a prohibition applicable to the offender to acquire any of our shares or voting rights on our shares for a period of up to five years.
Public registry
The AFM does not issue separate public announcements of these notifications. It does, however, keep a public register of all notifications under the FMSA on its website ww.afm.nl. Third parties can request to be notified automatically by e-mail of changes to the public register in relation to a particular company’s shares or a particular notifying party.
Non-compliance
Non-compliance with the notification obligations under the FMSA may lead to criminal fines, administrative fines, imprisonment or other sanctions. In addition, non-compliance with the shareholding disclosure obligations under the FMSA may lead to civil sanctions, including suspension of the voting rights relating to our shares held by the offender for a period of not more than three years and a prohibition applicable to the offender to acquire any of our shares or voting rights on our shares for a period of up to five years.
Shareholding Disclosure Obligations under German Law
As our Common Shares are listed on the regulated market (Regulierter Markt) (Prime Standard sub-sector) of the Frankfurt Stock Exchange, we are subject to a number of provisions of the German Securities Trading Act (Wertpapierhandelsgesetz) with respect to disclosure of holdings and reporting duties. If we receive a shareholder ownership notification pursuant to the Dutch rules on shareholding disclosure obligations described above, we must publish such notification without undue delay at the latest within three trading days from receipt of the notification, in accordance with section 40 of the German Securities Trading Act, notify such publication to BaFin, and submit it to the German company register (Unternehmensregister) for storage without undue delay, but not prior to the publication. The same applies if we, or a third party on our account, reaches, exceeds or falls below the thresholds of 5% or 10% with regard to its holding in our shares; publication in this case must occur at the latest within four trading days after reaching, exceeding or falling below the named thresholds. We must furthermore publish changes in the total number of voting rights within two trading days latest and notify the BaFin of such publication and transmit this information to the German company register without undue delay, but not prior to the publication.
Management Notifications

Pursuant to the FMSA, each Managing Director and each Supervisory Director must notify the AFM: (a) within two weeks after his or her appointment of the number of our shares or rights to acquire shares he or she holds and the number of votes he or she is entitled to cast in respect our issued share capital, and (b) subsequently, each change in the number or our shares or rights to acquire shares such member holds and of each change in the number of votes he or she is entitled to cast in respect of our issued share capital, immediately after the relevant change. If a Managing Director or Supervisory Director has notified a change in shareholding to the AFM under the FMSA as described above under “Obligation of Shareholders to Disclose Major Holdings”, such notification is sufficient for the purposes as described in this paragraph.
Furthermore, pursuant to European Union Regulation (EU) No 596/2014 (the Market Abuse Regulation) and the regulations promulgated thereunder, any Managing Director and Supervisory Director, as well as any other person discharging managerial responsibilities in respect of QIAGEN who has regular access to inside information relating directly or indirectly to QIAGEN and power to take managerial decisions affecting future developments and business prospects of QIAGEN, must notify the AFM and QIAGEN by means of a standard form of any transactions conducted for his or her own account relating to the shares or debt instruments of QIAGEN or to derivatives or other financial instruments linked thereto.
In addition, pursuant to the Market Abuse Regulation, certain persons who are closely associated with Managing Directors and Supervisory Directors or any of the other persons as described above, are required to notify the AFM and QIAGEN of any transactions conducted for their own account relating to the shares or debt instruments of QIAGEN or to derivatives or other financial instruments linked thereto. The Market Abuse Regulation covers, inter alia, the following categories of persons: (i) the spouse or any partner considered by national law as equivalent to the spouse; (ii) dependent children; (iii) other relatives who have shared the same household for at least one year at the relevant transaction date; and (iv) any legal person, trust or partnership whose, among other things, managerial responsibilities are discharged by a person referred to under (i) to (iii) above or by the relevant Managing Directors and Supervisory Directors or other person discharging the managerial responsibilities in respect of QIAGEN as described above.
The notifications pursuant to the Market Abuse Regulation described above must be made to the AFM no later than the third business day following the relevant transaction date. Under certain circumstances, these notifications may be postponed until all transactions within a calendar year have reached a total amount of €5,000 (calculated without netting). Any subsequent transaction must be notified as set forth above. If a Managing Director or Supervisory Director has notified a change in the number of our shares or options to acquire shares such member holds or a change in the number of votes he or she is entitled to cast to the AFM under the FMSA as described in the first paragraph above, such notification - but only to the extent there is an overlap with the notifications obligations under the Market Abuse Regulation - is sufficient for the purposes of the Market Abuse Regulation as described in this paragraph.